May 21, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 134
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Ashley Vroman-Lee of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 134 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Fixed Income Funds – Fund Summaries – Fee Table)

Please indicate whether the Funds’ investment adviser will have the ability to recoup from each Fund in the future any amounts that the investment adviser incurred pursuant to the respective Fund’s Expense Limitation Agreement.

Response:	The Funds’ investment adviser does not have the ability to recoup in any subsequent fiscal year the amounts incurred pursuant to the Expense Limitation Agreement in a Fund’s current fiscal year.

COMMENT 2	(Prospectus – Fixed Income Funds – Fund Summaries – Principal Risks)

Please include the term “junk” within the description of “High-Yield Risk” in the “Principal Risks” sections for the applicable Funds.

Response:	The requested change has been made. “High-Yield Risk” now reads as follows:

There is a greater risk that the Fund will lose money because it invests in below investment-grade securities and unrated securities of similar credit quality (commonly referred to as “high yield securities” or “junk bonds”). These securities are considered speculative because they have a higher risk of issuer default, are subject to greater price volatility, and may be illiquid.

COMMENT 3	(Prospectus – Fixed Income Funds – Fund Summary – Fee Table)

Please extend the period for the applicable fee waiver for the Funds or remove the fee waiver language in the footnotes as any fee waiver must cover a full year period.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

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May 21, 2018

Response:	The fee waivers and/or expense limitations for each of the applicable Funds have been extended through February 29, 2020, and the related disclosures in the Prospectus have been revised accordingly.

COMMENT 4	(Prospectus – Harbor Convertible Securities Fund – Fund Summary – Fee Table)

Please confirm whether or not the Fund invests in mandatory convertible securities.

Response:	The Fund does not invest in mandatory convertible securities.

COMMENT 5	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary– Fee Table)

Please confirm whether the Funds’ fees and expenses include interest expense on short sales.

Response:	Harbor Bond Fund and Harbor Real Return Fund currently engage in short sales of TBA (to be announced) purchase and sale commitments, which would only incur interest expense upon settlement. Concurrently with such short sales, the Funds enter into offsetting trades on or before the settlement date such that the Funds’ short sales do not settle. Therefore, no interest expense is incurred in connection with these transactions.

COMMENT 6	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Portfolio Turnover)

Please include additional disclosure related to the Funds’ high portfolio turnover.

Response:	The requested change has been made. We have added the following risk to each Fund’s Fund Summary section:

High Portfolio Turnover Risk – Higher portfolio turnover may adversely affect Fund performance by increasing Fund transaction costs and may lead to the realization and distribution to shareholders of higher capital gains, which may increase a shareholder’s tax liability.

COMMENT 7	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Investment Strategy)

Please explain how derivatives are valued for the purpose of the description of the instruments that comprise 80% of each Fund’s net assets, as set forth in the Fund’s “Principal Investment Strategy” section.

Response:	The Funds’ derivative investments are valued at market value for purposes of the Fund’s 80% policy.

Securities and Exchange Commission

May 21, 2018

COMMENT 8	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Risks)

Please expand the description of “Emerging Markets Risk” in the “Principal Risks” section of the Fund Summary.

Response:	The requested change has been made. The revised “Emerging Markets Risk” description now reads as follows:

The risks of investing in emerging markets securities, primarily increased foreign (non-U.S.) investment risk, as well as additional risks, such as exposure to economies less diverse and mature than those of the U.S. or more established foreign markets, which can result in greater price volatility.

COMMENT 9	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Risks)

Please disclose the method used to determine whether a security is deemed to be from an emerging market country.

Response:	The Trust notes that the Funds’ Statement of Additional Information contains disclosure describing the methods that may be used by the Trust’s subadvisers to determine whether a security is deemed to be a foreign security. The same methods apply to a determination as to whether a security is deemed to be an emerging market security. Accordingly, the Trust has modified this disclosure in the Funds’ Statement of Additional Information to specifically indicate that the methods that may be used by the Trust’s subadvisers in determining whether a security is deemed to be a foreign security also apply with respect to determining whether a security is deemed to be an emerging market security. That revised disclosure reads as follows:

Each Subadviser is responsible for determining, with respect to the Fund(s) that it manages, whether a particular issuer would be considered a foreign or emerging market issuer. Normally, foreign or emerging market governments and their agencies and instrumentalities are considered foreign or emerging market issuers, respectively. In the case of non-governmental issuers, the Subadvisers generally may consider one or more of the following factors in determining an issuer is a foreign or emerging market issuer:

•	whether the equity securities of the company principally trade on stock exchanges in one or more foreign or emerging market countries;

•	the extent to which a company’s total revenue is derived from goods produced, sales made or services performed in one or more foreign or emerging market countries or the extent to which its assets are located in one or more foreign or emerging market countries;

•	whether the company is organized under the laws of a foreign or emerging market country or its principal executive offices are located in a foreign or emerging market country; and/or

•	any other factors relevant to a particular issuer.

Securities and Exchange Commission

May 21, 2018

COMMENT 10	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Investment Strategy and Statement of Additional Information)

Please explain how total return swaps are valued and include additional disclosure describing how each Fund sets aside an appropriate amount of liquid assets to “cover” its obligations related to total return swaps.

Response:	Each Fund’s current obligations under a total return swap agreement are accrued daily (offset against any amounts owed by the counterparty to the Fund) and any accrued but unpaid net amounts owed to a counterparty are covered by segregating or earmarking Fund assets determined to be liquid by the Fund’s subadviser, in accordance with liquidity procedures established by the Funds’ Board of Trustees. Obligations under total return swap agreements that are covered in this manner are not considered “senior securities” for purposes of a Fund’s investment restriction regarding senior securities, in accordance with prior staff guidance. The Trust has revised the disclosure in the Funds’ Statement of Additional Information to include the foregoing discussion.

COMMENT 11	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Risks)

Please describe how the Funds determine that their investment strategies, which may include significant investments in mortgage- and asset-backed securities, are appropriate for an open-end investment company.

Response:	The Trust respectfully submits that each Fund’s investment strategy, which permits investment in mortgage- and asset-backed securities, subject to applicable law and any other restrictions described in the Statement of Additional Information, is appropriate for an open-end investment company.

Securitized bonds, including mortgage- and asset-backed securities, are an integral part of a fixed income portfolio, and the markets for securitized products are well-established. The size of the U.S. residential and commercial mortgage-backed securities (MBS) market exceeds $9 trillion. The largest and most liquid component of the MBS markets is mortgage bonds issued by Fannie Mae, Freddie Mac or Ginnie Mae (agency MBS); however, there are also sizeable private label MBS markets. As of March 31, 2018, agency MBS make up approximately 30% of the Bloomberg Barclays U.S. Aggregate Bond Index, which is the benchmark index for Harbor Bond Fund. The market for securitized products, including MBS and ABS, has experienced negative trends in terms of issuance and trading volumes since the 2008 financial crisis, which have been attributed by industry observers (i) in part to increased regulation of these products following the financial crisis, which reduced the role of intermediaries and negatively impacted liquidity across many credit sectors, and (ii) the increase in the prices of these assets resulting from accommodative policies of the Federal Reserve, which as of April 2017, holds approximately $1.8 trillion in MBS. Nonetheless, on average, the TBA market—in which the vast majority of agency MBS are traded - continues to trade more than $200 billion per day, according to the Securities Industry and Financial Markets Association (SIFMA) (www.sifma.org), with minimum bid-ask spreads relative to many other credit sectors, indicating a high level of liquidity. We believe that the liquidity of the securitized bond markets remains robust.

In June 2017, FINRA’s Office of the Chief Economist published its Analysis of Securitized Asset Liquidity (“FINRA Report”) (available at http://www.finra.org/sites/default/files/Analysis_of_Securitized_Asset_Liquidity.pdf). While the FINRA Report acknowledged the decrease in the new issue market for securitized assets following the financial crisis, it noted that despite negative trends observed in the issuance and trading volumes for securitized assets overall, measures of liquidity do not show the same deterioration. The FINRA Report considered widely

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May 21, 2018

accepted measures of liquidity—trading activity as measured by dollar volume, number of trades and average trade size; transaction costs based on bid-ask spreads and market impact; and dealer activity—as well as commonality in liquidity among fixed income sectors. The FINRA Report indicates that bid-ask spreads have decreased in every category except for auto ABS, the price impact of trades has fallen in every security since 2012, and the size of dealer networks has remained fairly stable. In addition, FINRA’s analysis of commonality of liquidity across markets shows negative correlation between real estate products and several categories of ABS, indicating that there is no single common liquidity driver among securitized products.

The Funds invest in diversified portfolios of securitized bonds, each with its own liquidity profile, in particular in agency MBS, which are highly liquid. The diversification of the Funds’ investments in securitized bonds within each of these asset classes helps to mitigate the liquidity risk to the Fund’s portfolio, given that the likelihood that the entire ABS and MBS market becoming illiquid is remote. Additionally, mortgage- and other asset-backed securities typically include several features designed to help protect against loss and improve liquidity, such as tranching of risk and prioritization of payments, collateralization, credit-enhancing features and a diversity of payers in each underlying pool. The Funds currently invest primarily in investment-grade tranches of agency MBS. Moreover, this exposure is generally gained via TBA trades and, as noted above, the TBA market is a highly liquid market.

While the Funds currently invest to a lesser extent in non-agency MBS, which may be rated below investment-grade or may be unrated, the Funds’ subadviser is responsible, subject to the oversight of Harbor Capital Advisors, Inc., for determining and monitoring the liquidity of the securities in which each Fund invests, including any mortgage- and asset-backed securities, as well as the overall liquidity of each Fund’s portfolio in accordance with procedures established by the Funds’ Board of Trustees. The Fund’s liquidity determination procedures are designed to comply with applicable legal and regulatory requirements and ensure that each Fund’s portfolio complies with the 15% limit on illiquid securities.

COMMENT 12	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Risks)

Please include the terms “buy backs” and “dollar rolls” within the “Leveraging Risk” description in the “Principal Risks” section of each Fund’s Fund Summary.

Response:	The requested change has been made. The revised “Leveraging Risk” description now reads as follows:

The Fund’s use of certain investments, such as derivative instruments or reverse repurchase agreements, and certain transactions and investment techniques, such as securities purchased on a when-issued, delayed delivery or forward commitment basis, buy backs and dollar rolls, can give rise to leverage within the Fund’s portfolio, which could cause the Fund’s returns to be more volatile than if leverage had not been used.

Securities and Exchange Commission

May 21, 2018

COMMENT 13	(Prospectus – Harbor Bond Fund and Harbor Real Return Fund – Fund Summary – Principal Risks)

Please include definitions of “buy backs” and “dollar rolls” to the “Principal Investment Strategy” of each Fund’s Fund Summary.

Response:	The Trust has added the following definitions for “buy back” and “dollar roll” transactions to the “Additional Information about the Funds’ Investments” section of the Funds’ Prospectus:

Buy back: A “buy back” transaction consists of a sale of a portfolio security by a Fund to a financial institution (a counterparty) with a simultaneous agreement to repurchase the same or substantially similar security at an agreed-upon price and date.

Dollar roll: A mortgage “dollar roll” transaction involves a sale by a Fund of a mortgage-backed security and a simultaneous agreement to repurchase a substantially similar (same type, coupon and maturity) security on a specified future day.

COMMENT 14	(Prospectus – Harbor Bond Fund – Fund Summary – Principal Investment Strategy)

Please confirm whether the Fund intends to invest in contingent convertible securities (CoCos). If the Fund intends to invest in CoCos, please consider the appropriate disclosure. The type and location of any such disclosure will depend upon the extent to which the Fund intends to invest in CoCos, the characteristics of the securities, such as credit quality and conversion triggers, and the risks thereof.

Response:	The Trust confirms that the Fund may invest in convertible securities, including CoCos, from time to time. The current disclosure in the Fund’s “Principal Investment Strategy” section and the Statement of Additional Information is appropriate in light of the extent of the Funds’ current investment in CoCos and the risks thereof.

COMMENT 15	(Prospectus – Harbor Real Return Fund – Fund Summary – Principal Investment Strategy)

Please confirm that only U.S. Treasury Inflation-Protected Securities (TIPS) are used for the purpose of the description of the instruments that comprise 80% of the Fund’s net assets, as set forth in the Fund’s “Principal Investment Strategy” section.

Response:	As described in the Fund’s “Principal Investment Strategy” section, inflation-indexed bonds issued by the U.S. government, non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives, are all included for the purpose of the instruments that comprise 80% of the Fund’s net assets.

Securities and Exchange Commission

May 21, 2018

COMMENT 16	(Prospectus – Harbor Real Return Fund – Fund Summary – Principal Risks)

Please add risk disclosure for inflation indexed bonds to the “Principal Risks” section of the Fund’s Fund Summary.

Response:	The requested change has been made. The following principal risk, “Inflation-Indexed Bond Risk”, has been added to the Fund’s Fund Summary:

Inflation-indexed bonds may decrease in value in response to actual or anticipated changes in inflation rates in a manner unanticipated by the Fund’s subadviser or investors generally. There can be no assurance that the inflation index used will accurately measure the real rate of inflation in the prices of goods and services. Inflation-indexed bonds are subject to interest rate risk, credit risk, prepayment risk and extension risk.

In addition, we have revised the “Prepayment Risk” description to read as follows:

When interest rates are declining, the issuer of a fixed income security, including a pass-through security such as a mortgage-backed or an asset-backed security, may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding securities.

COMMENT 17	(Prospectus – Harbor Real Return Fund – Fund Summary – Principal Investment Strategy)

Please describe the types of swaps in which the Fund may invest.

Response:	The Trust discloses in the Fund’s “Principal Investment Strategy” that the swaps in which the Fund may invest include currency swaps, interest rate swaps, total return swaps, credit default swaps and others. We believe that this description is appropriate and note that further information regarding each type of swap is included in the Fund’s Statement of Additional Information.

COMMENT 18	(Prospectus – Harbor Core Bond Fund – Fund Summary – Portfolio Turnover)

Please state that portfolio turnover does not exist for the Fund because it has not yet commenced operations.

Response:	The requested change has been made. The following sentence has been added to the “Portfolio Turnover” section of the Fund’s Fund Summary:

The Fund commenced operations on June 1, 2018 and no portfolio turnover rate existed at the time of this publication.

COMMENT 19	(Prospectus – Harbor Core Bond Fund – Fund Summary – Principal Investment Strategy)

Please confirm whether the Fund intends to invest in contingent convertible securities (CoCos). If the Fund intends to invest in CoCos, please consider the appropriate disclosure. The type and location of any such disclosure will depend upon the extent to which the Fund intends to invest in CoCos, the characteristics of the securities, such as credit quality and conversion triggers, and the risks thereof.

Response:	The Trust confirms that the Harbor Core Bond Fund may, but does not currently expect, to invest in CoCos. The current disclosure in the Fund’s Statement of Additional Information is appropriate in light of the Fund’s current expectation that it will not invest in CoCos. In the event the Fund were to invest in CoCos, the placement of this disclosure would be re-reviewed.

Securities and Exchange Commission

May 21, 2018

COMMENT 20	(Prospectus – Harbor Core Bond Fund – Fund Summary – Principal Investment Strategy)

Please include disclosure regarding the types and amounts of mortgage-backed and asset-backed securities, including non-agency and non-investment grade tranches, in which the Fund may invest.

Response:	The Trust has revised the disclosure in the “Principal Investment Strategy” section to include the following additional disclosure regarding the Fund’s investments in mortgage-backed and asset-backed securities:

At times, the Fund may invest a large percentage of its assets in investment-grade mortgage-backed and asset-backed securities.

The disclosure contained in the Fund’s Statement of Additional Information regarding the types of mortgage-backed securities and asset-backed securities that may be included in the portfolio remains appropriate.

COMMENT 21	(Prospectus – Harbor Core Bond Fund – Fund Summary – Principal Risks)

Please include a principal risk for mortgage-backed and asset-backed securities.

Response:	The requested change has been made. The following risk has been added to the principal risk section:

Mortgage- and Asset-Backed Securities Risk: Mortgage and other asset-backed derivatives in the Fund’s portfolio may have especially volatile prices because the embedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow. Mortgage-related securities are also subject to prepayment and extension risks.

COMMENT 22	(Prospectus – The Adviser and Subadviser – IR+M Aggregate Bond Composite Performance Information)

Please add the missing numbers for Average Annual Total Returns and Calendar Year Total Returns information and include them with your response.

Response:	The requested change has been made. The Average Annual Total Returns and Calendar Year Total Returns information is as follows:

	Average Annual Total Returns For the Periods Ended March 31, 2018
	1 Year	3 Years	5 Years	10 Years
Composite net of all Institutional Class operating expenses	1.17	1.19	1.92	4.09
Composite net of all Retirement Class operating expenses	1.25	1.27	2.00	4.17
Composite gross of all operating expenses	1.63	1.64	2.38	4.56
Bloomberg Barclays U.S. Aggregate Bond Index**	1.20	1.20	1.82	3.63

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May 21, 2018

	Calendar Year Total Returns For the Periods Ended December 31:
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Composite net of all Institutional Class operating expenses	(0.22)	12.98	6.67	6.81	6.90	(1.77)	6.62	0.13	3.11	3.50
Composite net of all Retirement Class operating expenses	(0.14)	13.07	6.76	6.90	6.99	(1.69)	6.71	0.21	3.19	3.59
Composite gross of all operating expenses	0.23	13.49	7.16	7.30	7.39	(1.33)	7.10	0.59	3.57	3.97
Bloomberg Barclays U.S. Aggregate Bond Index**	(0.12)	13.11	6.79	6.93	7.02	(1.68)	6.73	0.23	3.15	3.54

*	This is not the performance of Harbor Core Bond Fund. As of March 31, 2018, the Composite was composed of 71 accounts, totaling approximately $9.3 billion. The Composite has been examined for the period January 1, 2000 through December 31, 2017.
**	The Bloomberg Barclays U.S. Aggregate Bond Index is an unmanaged index of investment-grade fixed-rate debt issues with maturities of at least one year. This unmanaged index does not reflect fees and expenses and is not available for direct investment.

COMMENT 23	(Prospectus – The Adviser and Subadviser – IR+M Aggregate Bond Composite Performance Information)

Please confirm that the maximum sales loads were applied in this calculation.

Response:	The Trust confirms that the Fund will operate as a no-load fund.

*            *             *            *            *            *             *

Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

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May 21, 2018

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Stephanie Capistron, Esq.
Dechert LLP

Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Harbor Funds